MARTIN LIPTON	STEPHEN R. DiPRIMA	51 WEST 52ND STREET		KARESSA L. CAIN	JACOB A. KLING
HERBERT M. WACHTELL	NICHOLAS G. DEMMO	NEW YORK, N.Y. 10019-6150		RONALD C. CHEN	RAAJ S. NARAYAN
EDWARD D. HERLIHY	IGOR KIRMAN			BRADLEY R. WILSON	VIKTOR SAPEZHNIKOV
DANIEL A. NEFF	JONATHAN M. MOSES	TELEPHONE: (212) 403-1000		GRAHAM W. MELI	MICHAEL J. SCHOBEL
STEVEN A. ROSENBLUM	T. EIKO STANGE	FACSIMILE: (212) 403-2000		GREGORY E. PESSIN	ELINA TETELBAUM
SCOTT K. CHARLES	WILLIAM SAVITT	___________		CARRIE M. REILLY	ERICA E. AHO
JODI J. SCHWARTZ	GREGORY E. OSTLING			MARK F. VEBLEN	LAUREN M. KOFKE
ADAM O. EMMERICH	DAVID B. ANDERS	GEORGE A. KATZ (1965 –1989)		SARAH K. EDDY	ZACHARY S. PODOLSKY
RALPH M. LEVENE	ADAM J. SHAPIRO	JAMES H. FOGELSON (1967 –1991)		VICTOR GOLDFELD	RACHEL B. REISBERG
ROBIN PANOVKA	NELSON O. FITTS	LEONARD M. ROSEN (1965–2014)		RANDALL W. JACKSON	MARK A. STAGLIANO
DAVID A. KATZ	JOSHUA M. HOLMES	___________		BRANDON C. PRICE	CYNTHIA FERNANDEZ LUMERMANN
ILENE KNABLE GOTTS	DAVID E. SHAPIRO	OF COUNSEL		KEVIN S. SCHWARTZ	CHRISTINA C. MA
ANDREW J. NUSSBAUM	DAMIAN G. DIDDEN			MICHAEL S. BENN	NOAH B. YAVITZ
RACHELLE SILVERBERG	IAN BOCZKO	ANDREW R. BROWNSTEIN	ERIC S. ROBINSON	ALISON Z. PREISS	BENJAMIN S. ARFA
STEVEN A. COHEN	MATTHEW M. GUEST	WAYNE M. CARLIN	ERIC M. ROSOF	TIJANA J. DVORNIC	NATHANIEL D. CULLERTON
DEBORAH L. PAUL	DAVID E. KAHAN	BEN M. GERMANA	JOHN F. SAVARESE	JENNA E. LEVINE	ERIC M. FEINSTEIN
DAVID C. KARP	DAVID K. LAM	SELWYN B. GOLDBERG	MICHAEL J. SEGAL	RYAN A. McLEOD	ADAM L. GOODMAN
RICHARD K. KIM	BENJAMIN M. ROTH	PETER C. HEIN	WON S. SHIN	ANITHA REDDY	STEVEN R. GREEN
JOSHUA R. CAMMAKER	JOSHUA A. FELTMAN	JB KELLY	DAVID M. SILK	JOHN L. ROBINSON	MENG LU
MARK GORDON	ELAINE P. GOLIN	JOSEPH D. LARSON	ELLIOTT V. STEIN	STEVEN WINTER
JEANNEMARIE O’BRIEN	EMIL A. KLEINHAUS	RICHARD G. MASON	LEO E. STRINE, JR.*	EMILY D. JOHNSON
		PHILIP MINDLIN	PAUL VIZCARRONDO, JR.
		THEODORE N. MIRVIS	JEFFREY M. WINTNER
		DAVID S. NEILL	AMY R. WOLF
		TREVOR S. NORWITZ	MARC WOLINSKY

* ADMITTED IN DELAWARE
___________
COUNSEL

		DAVID M. ADLERSTEIN	ANGELA K. HERRING
		SUMITA AHUJA	MICHAEL W. HOLT
		HEATHER D. CASTEEL	DONGHWA KIM
		FRANCO CASTELLI	MARK A. KOENIG
		ANDREW J.H. CHEUNG	J. AUSTIN LYONS
		PAMELA EHRENKRANZ	ALICIA C. McCARTHY
		ALINE R. FLODR	JUSTIN R. ORR
		KATHRYN GETTLES-ATWA	NEIL M. SNYDER
		LEDINA GOCAJ	JEFFREY A. WATIKER
ADAM M. GOGOLAK

March 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	United States Steel Corporation
Preliminary Proxy Statement on Schedule 14A filed March 7, 2025
File No. 001-16811

Mr. Hindin:

We hereby submit the response of United States Steel Corporation (“U. S. Steel,” or the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated March 14, 2025 (the “Comment Letter”), providing the Staff’s comments with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 7, 2025 (the “Preliminary Proxy”). For the convenience of the Staff, the Staff’s comment is set forth below in bold text, and is followed by the Company’s response. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

U.S. Securities and Exchange Commission

March 18, 2025

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy.

Preliminary Proxy Statement on Schedule 14A filed March 7, 2025

1.	Disclosure throughout the proxy statement references the “pending merger with Nippon Steel” or similar language suggesting that such merger may still occur. It is our understanding that:

•	a closing condition to the Merger Agreement includes clearance of the Merger by the Committee on Foreign Investment in the United States (“CFIUS”);

•	on December 23, 2024, CFIUS notified President Biden by letter that it was unable to reach a conclusive determination as to whether Nippon Steel should be permitted to acquire the Company, referring the final decision to President Biden;

•	on January 3, 2025, President Biden issued an executive order blocking the transaction, citing national security concerns and the importance of preserving the domestic steel industry, and requiring the parties to abandon the Merger Agreement within 30 days; and

•	the current administration has made public statements suggesting that it does not support a control acquisition of the Company by Nippon Steel.

With a view towards enhanced disclosure and so that shareholders may have sufficient information in order to make a fully informed voting decision on the election of directors, the approval of compensation paid to certain executive officers, and the approval of the 2016 incentive compensation plan, please advise what consideration the Company has given to including disclosure regarding the current status of the Merger and the merger litigation, the likelihood the Merger will be consummated in light of President Biden’s executive order, and the Company’s rationale for pursuing such litigation rather than terminating the merger agreement and collecting a $565 million termination fee from Nippon Steel.

Response: In response to the Staff’s comment, the Company proposes to add to the proxy statement the additional language below (subject to any updates for developments prior to such filing) relating to the current status of the Nippon Steel transaction and the related litigation and the Board’s considerations. The Company believes that this approach strikes the right balance between ensuring that the Company’s stockholders are aware of the current status of the pending transaction with Nippon Steel and the Board’s considerations, including the substantial ongoing public disclosures made by the Company and the potential for further developments after the date of the proxy statement, without giving undue focus to a topic that is not a matter being brought before the Company’s stockholders at the Company’s annual meeting.

*          *          *

U.S. Securities and Exchange Commission

March 18, 2025

Pending Transaction with Nippon Steel

As previously disclosed, in 2023, following interest received from multiple parties, the Board initiated and oversaw an extensive strategic alternatives review process to maximize shareholder value. This resulted in the Company’s entry into an Agreement and Plan of Merger (the “Merger Agreement”), dated December 18, 2023, with Nippon Steel North America, Inc.  Pursuant to the Merger Agreement, Nippon Steel North America will acquire the Company (the “Merger”) in exchange for consideration of $55 in cash per share of Company common stock, representing a 142% premium to the unaffected share price as of August 11, 2023. The closing of the Merger is subject to certain closing conditions. These closing conditions include clearance by the Committee on Foreign Investment in the United States (“CFIUS”) under the Defense Production Act of 1950, as amended.  On January 3, 2025, the then-President of the United States issued an order prohibiting the Merger (the “Order”).

On January 6, 2025, the Company and Nippon Steel announced that they had jointly filed a lawsuit in the United States Court of Appeals for the District of Columbia Circuit challenging (a) the violation by the President of the United States and CFIUS of the constitutional due process and statutory rights of the Company, Nippon Steel and Nippon Steel North America, (b) CFIUS’s failure to review the Merger on national security grounds and (c) the President of the United States’ subsequent order blocking the Merger (the “CFIUS Litigation”).

Section 2(b) of the Order required the Company and Nippon Steel to abandon the Merger Agreement within thirty days. On January 10, 2025, CFIUS granted an extension of that deadline to June 18, 2025.

On March 14, 2025, the U.S. Department of Justice filed a motion to extend the briefing deadlines in the CFIUS Litigation by 21 days and reschedule the oral argument from April 24, 2025 to the week of May 12, 2025 to allow the government to complete its ongoing discussions with the parties regarding the Merger, with the goal of eliminating the need for resolution of the CFIUS Litigation on the merits. The Company and Nippon Steel consented to the motion, which remains subject to court approval.

The Board has continued to oversee the path to completion of the Merger since the signing of the Merger Agreement, the adoption of which was supported by more than 98% of the shares voted at the Company’s special meeting held to consider adoption of the Merger Agreement. The Board oversight has included multiple meetings and deliberations over many months with members of management, as well as the Company’s outside advisors and other experts relating to various aspects of consummating the Merger. Prior to and following issuance of the Order, the Board reviewed and considered the Company’s options with respect to the Merger and Merger Agreement. The Board determined that the CFIUS Litigation was and continues to be meritorious and appropriate to pursue as a critical part of its strategy to obtain satisfaction of the closing conditions necessary to consummate the Merger, which it believes is in the best interests of the Company’s stockholders.

U.S. Securities and Exchange Commission

March 18, 2025

The Merger, the Merger Agreement, the issuance of the Order, the subsequent filing of the CFIUS Litigation by the Company and Nippon Steel, the extension of the deadline in the Order and the motion to extend the briefing deadlines in the CFIUS Litigation are described further in the Company’s SEC filings.  The Company will continue to make disclosures of any material subsequent developments with respect to these matters in the Company’s SEC filings, via press release, or through such other methods as the Company deems appropriate.  There can be no assurance that the Merger will be completed, or that the Company and Nippon Steel’s efforts in the CFIUS Litigation will be successful.

*                  *                  *

Should you have any questions regarding the foregoing, or wish to discuss this matter, please do not hesitate to contact any of us. Josh Cammaker can be reached at (212) 403-1331 or JRCammaker@wlrk.com, Jenna Levine can be reached at (212) 403-1172 or JELevine@wlrk.com and Elina Tetelbaum can be reached at (212) 403-1061 or ETetelbaum@wlrk.com.

Very truly yours,

/s/ Joshua R. Cammaker	/s/ Jenna E. Levine	/s/ Elina Tetelbaum

Joshua R. Cammaker	Jenna E. Levine	Lina Tetelbaum

cc:	Duane D. Holloway, United States Steel Corporation
Megan Bombick, United States Steel Corporation
Robert F. Kennedy, Milbank LLP
Iliana Ongun, Milbank LLP

4